SEC FILE NUMBER 000-33063
CUSIP NUMBER 82620P102
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SIERRA BANCORP
Full Name of Registrant

Former Name if Applicable

86 North Main Street
Address of Principal Executive Office {Street and Number)

Porterville, CA 93257
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part Ill of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 1l-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Sierra Bancorp (the “Company’) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2023 (the “Form 10-K”) timely without unreasonable effort and expense. The Company’s delay in filing the Form 10-K is principally due to the need for additional time for the Company to finalize, and for its independent public accounting firm, RSM US LLP (“RSM”), to complete its audit of, the Company’s annual financial statements. RSM was appointed by the Registrant on March 21, 2023, and have not previously performed an audit of the Registrant’s financial statements. The Company intends to file the Form 10-K within the 15 calendar-day period set forth in Rule 12b-25(b) under the Securities Exchange Act of 1934, as amended. This delay in filing is not the result of any material weakness in the effectiveness of the Company's internal controls over financial reporting or any disagreements with RSM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. The Company expects that the financial statements in the Form 10-K will be consistent with the financial information reported in the earnings release furnished as Exhibit 99.1 to the Company's Current Report on Form 8-K filed January 29, 2024.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Christopher G. Treece	(559)	782-4900
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or l5(d) of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			Yes ☐ No ☒

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIERRA BANCORP

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 15, 2024	By:	/s/ Christopher G. Treece
Christopher G. Treece Executive Vice President & Chief Financial Officer